Exhibit 99.1

WISeQey Begins Trading on Nasdaq and SIX as WQEY

Subsidiary WISeSat.Space Lists on Nasdaq and Receives $10 Million PIPE Investment Led by SEALSQ to Accelerate Space Cybersecurity and Post-Quantum Communications

Geneva, Switzerland, October 5, 2026 -- WISeQey Corp. (formerly known as WISeKey International Holding AG, “WISeQey”) (Nasdaq/SIX: WQEY), a global quantum cybersecurity and space IoT company, today announced that, in connection with its previously announced redomiciliation from Switzerland to the British Virgin Islands, trading on Nasdaq and SIX began today under the new symbol WQEY.

The redomiciliation is not just a new corporate structure. It represents a new chapter in the development of the company as WISeQey pivots to stay ahead of the ever-evolving technology landscape as we enter the Intelligence Age, an era in which billions of intelligent machines will communicate, learn, make decisions, and increasingly act on their own. Electric vehicles will communicate with infrastructure, robots will work with humans and other robots, drones will navigate on their own, and satellites will connect machines across the planet. As these systems become autonomous, they will all need one fundamental thing: trust. WISeQey is building that trusted infrastructure by combining secure semiconductors, digital identity, post-quantum cybersecurity, AI, IoT, and secure satellite communications.

WISeQey also congratulates its subsidiary WISeSat.Space Holdings Corp. (Nasdaq: SAIQ) (“WISeSat.Space”), a space technology company, on its Nasdaq listing. WISeSat.Space closed a $10 million private investment in public equity (PIPE) on October 1, 2026, concurrently with the closing of the business combination (the “Closing”), from SEALSQ Corp (Nasdaq: LAES) (“SEALSQ”), a company that develops and sells semiconductors, PKI, and post-quantum technology hardware and software products. WISeSat.Space and SEALSQ are both subsidiaries of WISeQey. Under the subscription agreement, the purchase price per share, which equaled the redemption price from the business combination, was $10.79 per share. The subscription agreement also includes a price-protection mechanism that may result in the issuance of additional WISeSat.Space ordinary shares to SEALSQ if the volume-weighted average price of WISeSat.Space ordinary shares for the 10 consecutive trading days ending on the 60th calendar day after Closing is below the purchase price, subject to a $5.00 floor price. SEALSQ is also subject to customary lock-up restrictions under the subscription agreement.

The PIPE investment provides WISeSat.Space with additional equity capital as it advances its space cybersecurity strategy, including the planned expansion of its satellite infrastructure, and the integration of post-quantum cryptography (PQC) security technologies into its satellites, ground and user-segment architectures.

The WISeSat.Space collaboration with SEALSQ is also expected to support the development of a broader trusted space infrastructure, under which WISeSat.Space would provide satellite capacity and related space and ground infrastructure, while SEALSQ would use that capacity to support the development and delivery of planned quantum and post-quantum services using its secure semiconductor, cryptographic and trusted identity technologies.

Carlos Moreira, CEO of WISeQey, WISeSat.Space and SEALSQ, noted, “This investment brings together two companies within the WISeQey group around a shared goal: making space infrastructure secure against both current and future cyber threats. For WISeSat.Space, it provides capital to advance our next generation of satellites and to build post-quantum security into our space, ground and user segments. For SEALSQ, it opens a path to deliver quantum and post-quantum services using WISeSat.Space’s satellite capacity. Together, secure semiconductors, cryptography and satellite connectivity have the potential to help set new standards for trust and security across the emerging space economy.”

Gwenael Rouy-Poirier, CFO of WISeSat.Space, added, “Capital is only valuable if it translates into execution. This $10 million investment strengthens our balance sheet as we move into the next phase of WISeSat.Space’s development. Our focus is disciplined capital allocation as we advance the satellite infrastructure, post-quantum security integration and industrial partnerships required to build a scalable business. We intend to deploy this capital carefully, prioritizing the investments that move us closer to delivering secure, revenue-generating space services and long-term value for our shareholders.”

The new satellite program is expected to contribute to WISeSat.Space’s broader vision of bringing trust and sovereignty to space transactions, enabling secure interactions among independently operated space and terrestrial systems while strengthening the protection of critical digital assets.

Related Party Transactions

WISeQey, WISeSat.Space, and SEALSQ are affiliated companies part of the same corporate family. Carlos Moreira serves as Chief Executive Officer of each company. Accordingly, the PIPE investment and the planned collaboration between WISeSat.Space and SEALSQ described in this press release are related party transactions.

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About WISeQey

WISeQey Corp. (“WISeQey”) is a British Virgin Islands holding company focused on post quantum cybersecurity, digital identity, space technology and the Internet of Things (IoT). Its operating subsidiaries and technology platforms address distinct parts of this portfolio:

1.	SEALSQ Corp (Nasdaq: LAES) develops secure semiconductors, public key infrastructure (PKI) and post-quantum security products.

2.	WISeSat AG develops space technology and secure satellite communications, particularly for IoT applications.

3.	WISeID provides digital identity, authentication, secure access and digital signing for individuals, enterprises and connected devices.

4.	WISe.ART Corp operates the WISe.ART marketplace, which uses blockchain technology to support trusted digital asset and NFT transactions.

5.	SEALCOIN AG develops decentralized physical infrastructure network (DePIN) technology and the SEALCOIN platform.

Each subsidiary contributes to WISeQey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeQey platform. WISeQey secures digital identity ecosystems for individuals and objects using blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeQey plays a vital role in securing the Internet of Everything. Trusted by the OISTE/WISeQey cryptographic Root of Trust, WISeQey provides secure authentication and identification for IoT, blockchain, and AI applications. The WISeQey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeQey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About WISeSat

WISeSat is a space technology company focused on secure satellite communications for Internet of Things applications. Its approach combines satellite infrastructure with cybersecurity and digital identity technologies to support trusted communications between connected devices and ground-based systems.

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Forward-Looking Statements

This communication contains forward-looking statements concerning WISeQey Corp. and its subsidiaries, including WISeSat.Space Holdings Corp. and SEALSQ Corp (collectively, “WISeQey,” “we,” “our” or “us”), and their respective businesses. Forward-looking statements can be identified by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “vision,” “potential,” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that could cause actual results, financial condition, performance or achievements of WISeQey, WISeSat.Space, or SEALSQ to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements in this press release include statements regarding: the redomiciliation and WISeQey’s strategic positioning for the Intelligence Age; WISeSat.Space’s plans for expanding its satellite infrastructure; the integration of post-quantum cryptography security technologies into WISeSat.Space’s satellites, ground and user-segment architectures; the development of a new generation of WISeSat.Space satellites; the planned collaboration between WISeSat.Space and SEALSQ for the development of trusted space infrastructure; SEALSQ’s planned use of WISeSat.Space satellite capacity for quantum and post-quantum services; WISeSat.Space’s vision of bringing trust and sovereignty to space transactions; the intended deployment of capital from the PIPE investment; and the potential for secure semiconductors, cryptography and satellite connectivity to set new standards for trust and security across the emerging space economy.

These factors include: the ability of WISeSat.Space to successfully expand its satellite infrastructure and develop its next generation of satellites; the successful integration of post-quantum cryptography into satellite communications architecture; the ability of WISeSat.Space and SEALSQ to execute their planned collaboration; market acceptance of post-quantum security products and services; the sufficiency of the PIPE investment proceeds to fund WISeSat.Space’s planned initiatives; the ability to realize anticipated growth strategies and profitability for each of WISeQey, WISeSat.Space, and SEALSQ; changes in economic conditions; market demand and semiconductor industry conditions; competition in the space technology, cybersecurity, and semiconductor industries; regulatory developments affecting space-based communications or cybersecurity; and the risks discussed in the SEC filings of each of WISeQey, WISeSat.Space, and SEALSQ, as applicable.

Each of WISeQey, WISeSat.Space, and SEALSQ is providing this communication as of this date and does not undertake to update any forward-looking statements as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSA’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeQey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeQey. Given the risks and uncertainties described herein, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Press and Investor Contacts

WISeQey Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeQey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com

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